Exhibit 21

Reliv International, Inc.
Subsidiaries of Registrant1

Nutrition 2000, Inc., a Delaware corporation
Reliv, Inc., an Illinois corporation
Reliv World Corporation, an Illinois corporation
Reliv Europe, Inc., an Illinois corporation
Reliv Australia Pty, Limited, organized under the laws of Australia
Reliv New Zealand, Limited, organized under the laws of New Zealand
Reliv Now de Mexico, S. de R.L. de C.V., organized under the laws of Mexico
Reliv Philippines, Inc., organized under the laws of the Philippines
Reliv Canada Company, organized under the laws of Canada
Reliv International Sdn. Bhd., organized under the laws of Malaysia
Reliv Singapore Pte Ltd., organized under the laws of Singapore
Reliv Germany, GmbH, organized under the laws of Germany
Reliv U.K. Limited, organized under the laws of the United Kingdom
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1   All of our subsidiaries conduct business under their legal names as stated above.